THE VERY GOOD FOOD COMPANY ANNOUNCES RECEIPT OF NOTICE OF DEFAULT, UPDATE ON REEF CAPITAL TRANSACTION, RECEIPT OF NON-COMPLIANCE AND DECISION LETTERS FROM NASDAQ AND BOARD RESIGNATIONS

Vancouver, British Columbia (January 11, 2023) - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY) (FSE: 0SI) ("VERY GOOD" or the "Company") announces that the Company's secured lender intends to apply for the appointment of a receiver for the Company.

Notice of Default

On January 6, 2023, the Company has received a letter from Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P. ("Waygar") pursuant to which Waygar has alleged that certain events of default have occurred under the loan agreement between Waygar and the Company dated June 7, 2021 (the "Credit Agreement"), including, without limitation a breach of the Cash Coverage Ratio required to be maintained, and the amount borrowed thereunder exceeding the amount permitted by the Borrowing Base calculation 9as defined in the Credit Agreement) (see press release on November 30, 2022) and Waygar has requested full payment of the amount owed under the Credit Agreement, being $8,113,003.68 in principal and interest, plus accruing interest and recovery costs of Waygar (including, without limitation, Waygar's legal and other professional fees). Further, Waygar has delivered a Notice of Intention to Enforce Security delivered pursuant to subsection 244(1) of the Bankruptcy and Insolvency Act (Canada) (the "BIA Notice"). Waygar has reserved its rights to initiate proceedings within the ten (10) day period set out in the BIA Notice, if circumstances warrant such proceedings.

Update regarding Reef Capital Transaction

The Company was not able to close the proposed transaction with Reef Capital Inc., first announced on December 22, 2022. As previously disclosed, without securing alternative financing by December 31, 2022, the Company would not be able to continue as a going concern.

Nasdaq Non-Compliance Letter

We have received a notification letter (the "Meeting Notification") from The Nasdaq Stock Market LLC ("Nasdaq") on January 5, 2023, that the Company no longer satisfies Nasdaq Listing Rule 5620(a) because it failed to hold its annual shareholders meeting within twelve months of the Company's fiscal year ended December 31, 2021.  However, we will be holding our next annual general meeting on February 27, 2023.

The Notifications has no immediate effect on the listing of the common shares of the Company, which will continue to trade on the Nasdaq Capital Market under the symbol "VGFC".

Nasdaq Qualification Hearing Decision

Background

On January 11, 2022, Nasdaq notified the Company that it no longer complied with the minimum bid price requirement under Listing Rule 5450(a)(1).  On November 15, 2022, Staff notified the Company that it had determined to delist the Company as its security had a closing bid price of $0.10 or less for at least ten consecutive trading days and informed the Company that, unless it requested an appeal from its delist determination, the Company's shares would be suspended and scheduled for delisting. On November 17, 2022, the Company requested a hearing, which was held on December 15, 2022.

Decision

On January 10, 2023, Nasdaq notified the Company that the Company's request for continued listing on Nasdaq, subject to the following:

1. On February 27, 2023, the Company shall provide confirmation to Nasdaq that they have received approval for a reverse stock split; and

2. On April 17, 2023, the Company shall have demonstrated compliance with Listing Rule 5450(a)(1), by evidencing a closing bid price of $1 or more per share for twenty (20) consecutive trading sessions.

Nasdaq reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of Nasdaq, make continued listing of the Company's securities on Nasdaq inadvisable or unwarranted.

Resignations of Directors

Dela Salem and Justin Steinbach have resigned from the Company's board of directors effective January 5, 2023. The Company has Parimal Rana as its only director and is currently looking for replacements.

As a result, on January 9, 2023, trading of the Company's common shares have been halted on the TSXV for failure to maintain exchange requirements.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is a plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana

Chief Executive Officer

Phone: 855 472-9841

Email: parimal.rana@verygoodbutchers.com

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. These forward-looking statements include, without limitation, the Company's ability to appoint new directors, comply with Nasdaq requirements or find financing alternatives. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.